UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer

RESULTS
4Q19



Investor Relations | March 25, 2020

IMPORTANT NOTICE

This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the applicable Brazilian regulations. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi S.A. – under Judicial Reorganization ("Oi" or "Company"), business strategies, future synergies, cost savings, future costs and future liquidity are forward-looking statements.

The words "anticipates", "intends", "believes", "estimates", "expects", "forecasts", "plans," "aims" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this notice. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made.

Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or other regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update, revise or disclose any changes to any of the forward-looking statements herein in order to reflect current or future events or their developments, changes in assumptions or changes in other factors affecting the forward-looking statements herein. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications that the Company files with the CVM and the SEC.

DURING 4Q 2019, OI'S HIGHLIGHTS INTENSIFIED THE EXECUTION OF ITS STRATEGIC PLAN, GOING INTO 2020 WITH A SOLID BASE

FUNDING

- ✓ **R$ 4.3 billion** for Unitel deal.
- ✓ **R$ 3.1 billion** in PIS/COFINS tax credits.
- ✓ **R$ 669 million** in pension fund surplus distribution.
- ✓ **R$ 2.5 billion** in bridge loan.
- ✓ **R$ 120 million** in **real estate** sales
- 20/20 **Mobile Towers** sale.
- 20/20 **R$ 280 million** in **real estate** [Property in Santa Catarina waiting for Anatel release – R$ 80 mm].
- 20/20 **Data centers** sale.

OPERATIONS

FTTH

- **4.6** million homes passed by the end of 2019.
- **675** thousand homes connected in December.

MOBILITY

- **31%** share of net adds in postpaid in FY 2019.
- **15%** YoY growth in postpaid customer revenues.

B2B

- **70%** of IT revenue YoY growth.

WHOLESALE

- **62%** unregulated revenues in total revenues mix.

COPPER

- **0.5-1.0** billion addressable for focused cost reduction

EFFICIENCY AND

+ **Sales, Mktg & Customer Service**
  → Portfolio Simplification; Digital sales channel acceleration. [R$ 150 – 200 MM]
+ **Process and Organization**
  → Ongoing Simplification effort and new org implemented [R$ 100 – 150 MM]
+ **Business Support**
  → Back-office reduction; Supply Chain / Energy efficiency initiatives. [R$ 150–300MM]
+ **IT, Network and Operations**
  → Reduction of IT legacy projects; [R$ 100 – 200 MM]
  → Decommissioning of Legacy Networks; [R$ 150 – 200 MM]

STRATEGIC OPTIONS

- General Creditors Meeting [GCM] for Plan amendments and Company flexibility expected for 2H 2020
- Judicial recovery extension granted to allow for GCM
- Market sounding process for mobile in progress
- Strategic options for value maximization in progress
- Full regulatory campaign in place for future PLC impact

FIBER PROJECT IMPLEMENTATION REACHED CRUISE SPEED OF AROUND 400 THOUSAND HOMES PASSED AND 100 THOUSAND HOMES CONNECTED PER MONTH...

HOMES PASSED WITH FIBER
Thousand


+3,425
1,178
3,588
4,603
8,3-8,6
4Q18
3Q19
4Q19
4Q20E

FTTH ARPU [1]
R$


Pro forma adjustment
30,1%
70,9
79,3
82,3
85,0
4Q18
3Q19
4Q19

HOMES CONNECTED WITH FIBER
Thousand


HC
Take-up
8%
11%
15%
19%-21%
92
408
675
1,6-1,8
7,3x
4Q18
3Q19
4Q19
4Q20E

FTTH REVENUE
R$ million


8,1x
16
85
132
4Q18
3Q19
4Q19

FTTH REVENUE BREAKDOWN
R$ million


B2B
Residential
+714,4%
16
1
15
132
9
124
4Q18
4Q19

1- The pro forma ARPU of R$ 85,0 excludes the impact of 1st month promotion, and adjusts the pro-rata ARPU of new customers who entered after the beginning of the month

... MAKING OI'S FTTH DEPLOYMENT ONE OF THE LARGEST FIBER DEPLOYMENTS GLOBALLY, BOTH IN SPEED OF HOMES PASSED AND NEW CUSTOMER CONNECTIONS


OI FIBRA
Internet com ultra velocidade e modem WiFi UP para conectar a casa inteira
200 MEGA
Por R$ 99,90 /MÊS
Eu quero

FTTH PENETRATION PER COHORT (%)

New homes passed recorded a take-up rate over 12% two months after construction.


9.1
12.3
12.6
14.7
16.7
18.2
18.5
19.5
16.5
17.3
Jan-19
Jul-19
Dec-19
Apr-19
Oct-19
M1 M2 M3 M4 M5 M6 M7 M8 M9 M10 M11 M12 M13

BENCHMARK: FTTH 4Q HOMES CONNECTED

Thousand


+84%
+663%
+40%
145
35
35
191
266
Local Player 1
Local Player 2
USA Player 1
USA Player 2
oi

THE FIRST 72 CITIES WITH FTTH KEEP SHOWING CONSISTENT BROADBAND REVENUE GROWTH

BROAD BAND (%)


Brazil
72 Cities
100
97
102
103
106
93
93
87
79
4Q18 1Q19 2Q19 3Q19 4Q19

FIXED VOICE (%)


100
93
89
85
82
92
86
81
75
4Q18 1Q19 2Q19 3Q19 4Q19

VOICE + BROAD BAND (%)


100
94
94
92
91
92
89
83
77
4Q18 1Q19 2Q19 3Q19 4Q19

STRONG FTTH REVENUE GROWTH, LEADING TO A 7,2% SHARE OF TOTAL RESIDENTIAL NET REVENUES. DECLINE IN LEGACY REVENUES REFLECTS STRUCTURAL TRENDS BUT ALSO OI COMPANY'S REVISED APPROACH TO COPPER

COPPER VOICE REVENUE

R$ million



-25.9%
988
786
732
4Q18
3Q19
4Q19

COPPER BROADBAND REVENUE

R$ million



-117
[-20.6%]
566
500
449
4Q18
3Q19
4Q19

Although with a much smaller customer base, YoY growth in fiber revenues almost offsets decline in copper broadband revenues already.

DTH TV REVENUE

R$ million



-3.3%
433
438
419
4Q18
3Q19
4Q19

FTTH REVENUE

R$ million



+108
[+703.7%]
15
78
124
4Q18
3Q19
4Q19

RESIDENTIAL REVENUES

R$ million



Copper voice
Copper BB
DTH TV
FTTH
Revenue mix
-13.9%
2,003
1,724
49.3%
988
-19%
732
42.4%
28.3%
566
449
26.1%
21.6%
433
419
24.3%
0.8%
15
+704%
124
7.2%
4Q18
4Q19

MOBILITY REVENUES REVERSES THE TREND, GROWING YEAR-ON-YEAR, DRIVEN BY ROBUST RESULTS IN POSTPAID

2019 POSTPAID SHARE OF NET ADDS[2]
%


31%
17%
48%
-4%
9%
Player 1
Player 2
Player 3
Others

POSTPAID CUSTOMER BASE
Thousand


+23.1%
7,741
9,032
9,527
4Q18
3Q19
4Q19

POSTPAID FPD[3] TREND
%


-2.1%
2018
2019

MOBILE CUSTOMER REVENUES[1]
R$ million


Postpaid
Prepaid
Others
+1%
1,664
1,678
791
907
+15%
860
760
-12%
12
11
4Q18
4Q19

POSTPAID REVENUE TRENDS[1]
yoy %


1.0%
9.3%
11.5%
13.8%
14.6%
4Q18
1Q19
2Q19
3Q19
4Q19

MOBILE REVENUE MIX[1]
%


Postpaid
Prepaid
48%
52%
54%
46%
54%
46%
4Q18
3Q19
4Q19

MOBILE MARKET SHARE
%


Postpaid
Prepaid
20.1
20.9
10.5
12.0
4Q17
4Q18
4Q19

MOBILE ARPU[1]
R$


+3%
4Q18
4Q19

1- Excludes interconnection revenues and handset sales. | 2 – Ex-M2M. | 3 – First Payment Default

B2B REVENUES ALSO BACK TO GROWTH, WITH GOOD PERFORMANCE ON CORPORATE SALES OF DIGITAL & IT SOLUTIONS

DIGITAL / IT SOLUTION PROVIDER

Strategy to accelerate the positioning as a solutions integrator structured in 3 key priorities:

1 EXTENSIVE PORTFOLIO REVIEW ICT ROADMAP / NEW SOLUTIONS

2 FOCUSED ORGANIZATION

- Adherent to strategy, customers' needs and IT ecosystem.

3 NEW OI SOLUTIONS POSITIONING

- Brand review and communication strategy

CORPORATE REVENUE TRENDS

R$ million



Other
IT
605
62
12%
62%
676
101
0%
5%
677
106
4Q18
3Q19
4Q19

CORPORATE REVENUE MIX



Other
IT
91%
9%
87%
13%
86%
14%
4Q18
3Q19
4Q19

IT NET REVENUE TRENDS

R$ million



+70%
4Q18
1Q19
2Q19
3Q19
4Q19

CORPORATE REVENUES

R$ million



+17.3%
667
783
4Q18
4Q19

SME REVENUES

R$ million



-25.6%
409
304
4Q18
4Q19

TOTAL B2B REVENUES

R$ million



+11
(+1.0%)
1,076
1,087
4Q18
4Q19

ON WHOLESALE, STRATEGY FOCUSED ON UNREGULATED MARKET LEVERAGING INFRASTRUCTURE LEADERSHIP AND OFFERINGS FOR HIGH GROWTH DEMANDS AREAS

REGULATED REVENUES
(R$ million)

Impacted by -126 million mediation in 2019



-41%
537
317
2018
2019

UNREGULATED REVENUES
(R$ million)

Impacted by -15 million mediation in 2019



-2%
699
683
2018
2019

INFRASTRUCTURE RENTAL REVENUES
(R$ million)

Impacted by +65 million mediation in 2019

Opex reducer



+23%
835
1,027
2018
2019

Fiber to the ISP
Focus on ISPs with better latency, IP infrastructure and network resilience differentials

Fiber to the Tower
The capillarity and availability of Oi's fiber optic network are important pillars to support the exponential growth of data and video traffic in 4.5G and 5G

Fiber to the City
Based on its robust and non-replicable backbone / backhaul transport network, monetizing current infrastructure in a high growth area

Franchise Project
As a part of the company's new wholesale strategy, Oi and MOB Telecom signed a memorandum of understanding (MoU) for joint operation and expansion of FTTH (fiber to the home) projects, in anticipation of a larger Franchise rollout in H2 2020

TOTAL WHOLESALE REVENUES [1]
(R$ million)

Mediation impact adjustment



1.5%
2,071
2,103
2,027
2018
2019

REVENUE MIX



2017
51%
49%
2018
4%
40%
56%
2019
32%
68%
Regulated
Unregulated
Other Revenues

1- Excluding mediation impacts.

COST REDUCTION IN LEGACY BUSINESSES MUST BE ADDRESSED BY FACING FULL ON THE CURRENT CONCESSION SHORTCOMINGS

Oi's Concession Timeline


1998
2020
2021
2025
1
2
3
4
De-averaging
Proactive Regulatory Action
Operational Efficiency

1 **INVESTMENTS TO MEET REGULATORY DEMANDS:** The first stage of the concession's life cycle is marked by negative cash generation, due to investments necessary to meet regulatory obligations and expand copper infrastructure

2 **RETURN ON INVESTED CAPITAL:** The second stage marked by growth, maturity and decline of concession results, due to increased competition, arrival of new technologies, change in customer's consumption profile, and lack of adequate regulatory evolution (obligations, fines, SLAs, pay phones) , which put the Concession at a marked disadvantage and an unsustainable return going forward

3 **CONCESSION IMBALANCE:** Since some point around 2016, concession was no longer sustainable, with deep imbalances between revenues, costs, capex, obligations and cash needs.

4 **DE-AVERAGING:** With the Concession term ending in 2025, and while Law 13,879 (PLC 79) is not yet regulated, Company is adopting a **"De-averaging strategy"**, with **Proactive regulatory action and Operational efficiency** plans to mitigate the negative NPV impact generated by the current unsustainable concession operation.

"DE-AVERAGING" APPROACH ALLOWS FOR A VERY GRANULAR ANALYSIS OF COPPER'S PROFITABILITY AND THE DESIGN OF ACTION PLAN AT THE INDIVIDUAL CENTRAL OFFICE (CO) / STATION LEVEL, LEADING TO A SIGNIFICANT COST REDUCTION POSSIBILITY

ANALYSIS

- 18 thousand Central Offices (CO) / Stations analyzed

Individual returns calculated on a detailed / actual cost basis

(Analyzed for each CO: revenue, customers served, competition context, maintenance cost, etc.).

COs / Stations characterized by 3 profitability groups

COPPER CENTRAL OFFICES / STATIONS GROUPED ACCORDING TO PROFITABILITY


Profitability with reduced sales and maintenance costs
Current returns
More profitable Central Offices
A
Profitable
B
Profitable when optimized
C
Unprofitable

ACTION

Adopt actions according to the individual archetype result of the Central Office

A	B	C
Selectively invest and protect customer base, to preserve cash generation as best as possible	Interrupt all proactive sales and optimize, to the extent possible, maintenance costs	Adopt "Carrier of last resort" mechanism in sync with regulatory evolution

ADDRESSABLE COSTS

POTENTIAL CASH COST SAVINGS OF R$ 500M IN THE SHORT/MEDIUM TERM AND R$ 1B IN THE MEDIUM/LONG TERM

RADICAL SHIFT IN CAPEX ALLOCATION DURING 2019, IN LINE WITH STRATEGIC PLAN, WITH A FOCUS ON DEPLOYING FIBER (HP'S AND HC'S), REFARMING 1.8GHZ SITES TO 4G AND 4.5G AND REDUCING LEGACY INVESTMENTS

CAPEX

R$ million | Brazilian operations



Fiber
Copper
DTH
Mobile
B2B
Mix
6,078
7,813
7,000
15%
906
240%
3,078
39%
40%
2,438
-16%
2,053
26%
9%
545
-39%
333
4%
24%
1,462
0%
1,457
19%
12%
726
23%
892
11%
2018
2019
2020E

Oi's capillarity allows leveraging fiber strategy in all regions of the country

With "Reuse" model, it is possible to accelerate "Time-to-Market" for new cities.

Presence in 86 cities by the end of 2019, with plans to enter in more than 44 cities and all states (except SP) in 2020.

2.2k cities – Total cities with existing Oi Fiber transmission

54.9MM homes – Total homes in these cities

376k KM of Fiber – Oi Fiber Network Extension in Brazil

20 days time-to-mkt – 20 days to start FTTH commercial activities in a non planned city - Divinopolis



North
9 cities
523k HPs
Northeast
16 cities
963k HPs
Midwest
6 cities
469k HPs
South
17 cities
694k HPs
Southeast
38 cities
1,953k HPs

1- FTTH + Wholesale

SUCCESSFUL EXECUTION OF SHORT-TERM FUNDING STRATEGY ALLOWS FOR FOCUSED EXECUTION OF STRATEGIC PLAN DURING 2020

Cash Flow

R$ million



-892 million
3,192
+1,056
-1,979
-110
+292
+119
-271
2,300
Cash Sep/19
Routine EBITDA
Capex
Working capital
Unitel's dividends
Judicial Deposits + Taxes
Financial operations
Cash Dec/19

Debt (Fair Value)

R$ million



+1,037 million
17,905
+375
-299
+225
-2
+23
18,227
15,927
Gross Debt Sept/19
Interest
Fx Variation
Fair Value amortiz.
Interest Amortiz.
Other
Gross Debt Dec/19
Net Debt Dec/19

Pro Forma Cash Position

R$ million



+5,721 million
2,300
+2,500
+3,100
+121
8,021
Cash Dec /19
Bridge Loan
Unitel
Real Estate (Botafogo)
Cash Proforma Dec/19

Ongoing Process

- **Non-Core assets** :
  - **Unitel** – Deal closed. US$ 840 million already received, 4 remaining installments of US$ 40 million each.
  - **Mobile Towers** – Signing expected for early 2Q20
  - **Data Centers** – Expected for end of 2Q20
- **Real State**: Estimated amount close to R$ 300 million, over the next few months.
- **PIS/COFINS**: Total of R$ 3.1 billion, with fruition of around R$ 100 million per month, already in progress.
- **Sistel**: R$ 669 million in surplus distribution in 36 installments of R$ 19 million. In place since December 19.

OPERATIONAL EFFICIENCY AND DIGITIZATION INITIATIVES STARTED PRODUCING COST SAVINGS ACROSS VIRTUALLY ALL COST LINES, HELPING TO BRIDGE PART OF THE GAP DURING THE REVENUE TRANSITION PERIOD WHICH IS STILL IN PROGRESS


OPEX
R$ million – Brazilian operations
-243 million
[-6.0%]
-224 million
[-5.6%]
4,030
-11
-26
-37
-14
-34
-70
-50
0
3,787
+19
3,806
4Q18
Personnel
Network Usage
Handsets
Third Party
Network Maintenance
Bad Debt
Rent & Insurance
Other
Marketing
4Q19


Routine EBITDA
R$ million – Brazilian operations
EBITDA
Margin
Guidance 2019: R$ 4,5 – 5,0 bn
1,287
1,008
1,056
4,510
4Q18
3Q19
4Q19
2019
24.2%
20.3%
21.7%
22.6%

OPERATIONAL SIMPLIFICATION AND COST REDUCTION ACTIONS INITIATED IN 2019 WILL BE CONSISTENTLY ACCELERATED IN 2020

Area	Actions	ESTIMATED IMPACT 2020
Sales, Mktg & Customer Service	→ Portfolio Simplification - Migration to Flat Rate Plans; → Reduction of legacy portfolio proactive selling actions; → Digital sales channel acceleration	R$ 150 – 200 M
Process and Organization	→ Ongoing simplification efforts and org changes being implemented; → Dedicated focus on Transformation and Digital; Wholesale and Franchises → Thorough review of company's processes and implementation of centralized Automation initiative	R$ 100 – 150 M
Business Support	→ Implementation of CSC for common support functions across all companies → Supply chain efficiency project initiated in early 2020; → Back-office reduction through automation and BPO extension; → Energy Efficiency Initiatives with own generation.	R$ 150 – 300 M
IT	→ Reduction / Interruption of IT legacy projects; → Development of New IT Stack for Fiber Operations; → Elevating Digital Initiative to company wide effort.	R$ 100 – 200 M
Network and Operations	→ Optimization and decommissioning of Legacy Networks (copper, DTH); → Accelerated costumer migration to fiber; → Capex and Opex readjustment as a consequence of reduction of legacy sales efforts.	R$ 150 – 200 M

TARGETS PER SELECTED METRICS

Area	Metric	Target	Progress
Sales, Mktg & Customer Service / Process and Organization	% Fiber in broadband activations	+46 pp	60%
	% of residential base in *flat rate*[1]	+23 pp	30%
	Call Volume in Human Customer Service	-20%	50%
	% of digital invoices	+14 pp	10%
Business Support	Bad debt as % of revenues	-1.2 pp	50%
	Energy cost per MWh	-9%	25%
IT	% of Agile IT projects	+26 pp	50%
	% of repairs by FTTH customer base	-1 pp	100%
Network and Operations	% of fiber technical support through digital channels	+37 pp	30%
	% of repeated technical calls	-3 pp	10%

3Q19 | 4Q19 | 4Q20 | % Progress

IN FACE OF THE GLOBAL COVID-19 PANDEMICS, COMPANY QUICKLY ESTABLISHED A CRISIS RESPONSE TEAM, FOCUSING BOTH ON ENSURING FULL BUSINESS CONTINUITY FOR ITS OPERATIONS, AS WELL AS A FORMAL PROCESS TO MONITOR, ANALYZE AND RESPOND TO POTENTIAL IMPACTS WITH APPROPRIATE CONTINGENCY PLANS IN ALL FRONTS



Operations and Business Continuity
PEOPLE
NETWORK AND FIELD OPERATIONS
INFRA, TECHNOLOGY AND SYSTEMS
BUSINESS SUPPORT – SUPPLY CHAIN, PROPERTY
CUSTOMER CARE
COMMERCIAL - SALES AND REVENUES
COMMUNICATIONS
Strategic Response
STRATEGY
REGULATORY AND INSTITUTIONAL
FINANCIAL ANALYSIS

IN SUMMARY, OI CONTINUES TO EXECUTE DILIGENTLY ON ITS STRATEGIC PLAN, AND IS WORKING ON MULTIPLE FRONTS OF THE COMPANY'S TRANSFORMATION, WITH CLOSE MONITORING OF ALL ITS KEY OPERATIONAL, FINANCIAL AND STRATEGIC GOALS

SHAREHOLDER / DEBT HOLDER VALUE CREATION

FUNDING

DELIVERED

- Bridge Loan
- Unitel
- Polidoro Property Sale
- PIS/COFINS Tax Credit
- Pension Fund Surplus

TO COME

- Mobile Towers
- Data Centers
- Additional Real Estate Portfolio Sales

OPERATIONS

One of the biggest Fiber projects in the world

2nd with the highest growth in postpaid customers in 2019

B2B and Wholesale revenue growth yoy as a result of strategic plan actions.

De-averaging to reduce copper burden.

EFFICIENCY AND SIMPLIFICATION

Several initiatives being implemented, impacting all areas of the company.

- Simplification
- Organization and processes
- Business support
- Network, Operations and IT

Estimated annualized impact in 2020 between R$ 650 million and R$ 1 billion.

STRATEGIC OPTIONS

New General Creditors Meeting (GCM): Court approval to hold GCM in no more than 180 + 60 days (call notice + legal period). Proposed plan amendments to bring company flexibility in order to accelerate the execution of its strategic plan and maximize value creation.

Market Sounding for Mobile Business: First non-binding manifestations of interest received and analysis in progress.

Strategic Options for Value Maximization: Capital structure alternatives to accelerate Fiber project .

ADDITIONAL INFORMATION

SUMMARY CHART OF THE MAIN FINANCIAL AND OPERATIONAL INDICATORS

MAIN FINANCIAL INDICATORS

R$ million Brazil	4Q19	3Q18	y.o.y.	3Q19	q.o.q.
Total Net Revenue	**4.862**	**5.317**	**-8,6%**	**4.955**	**-1,9%**
Residential	1.724	2.003	-13,9%	1.803	-4,4%
Personal Mobility	1.777	1.829	-2,8%	1.763	0,8%
Customers[1]	*1.678*	*1.664*	*0,8%*	*1.667*	*0,6%*
B2B	1.333	1.434	-7,0%	1.357	-1,8%
Other Services	28	52	-45,1%	32	-10,2%
Routine OPEX	**3.806**	**4.030**	**-5,6%**	**3.947**	**-3,6%**
Routine EBITDA	**1.056**	**1.287**	**-17,9%**	**1.008**	**4,8%**
Routine EBITDA Margin	21,7%	24,2%	-2,5 p.p.	20,3%	1,4 p.p.
Capex	**1.979**	**2.085**	**-5,1%**	**2.060**	**-4,0%**
Capex / Net Revenue	40,7%	39,2%	1,5 p.p.	41,6%	-0,9 p.p.
Routine EBITDA – Capex	**-922**	**-798**	**NA**	**-1.053**	**NA**
Net Income (Loss)	**-1.971**	**-3.306**	**-40,4%**	**-5.521**	**NA**

1 - Excludes handset and interconnection revenues;

MAIN FINANCIAL INDICATORS

In thousands of RGUs	4Q19	3Q18	y.o.y.	3Q19	q.o.q.
Total - Brazil	**53.428**	**57.147**	**-6,5%**	**55.191**	**-3,2%**
Residential	**12.659**	**14.746**	**-14,2%**	**13.532**	**-6,5%**
Fixed line	7.005	8.276	-15,4%	7.480	-6,3%
Broadband	4.202	4.883	-13,9%	4.531	-7,3%
Pay TV	1.451	1.587	-8,5%	1.522	-4,6%
Residential ARPU	**R$ 79,9**	**R$ 79,6**	**0,4%**	**R$ 79,2**	**0,8%**
Personal Mobility	**34.006**	**35.033**	**-2,9%**	**34.703**	**-2,0%**
Prepaid	24.479	27.293	-10,3%	25.670	-4,6%
Postpaid	9.527	7.741	23,1%	9.032	5,5%
B2B	**6.591**	**6.727**	**-2,0%**	**6.702**	**-1,7%**
Fixed line	3.307	3.514	-5,9%	3.359	-1,5%
Broadband	487	530	-8,1%	502	-3,1%
Mobile	2.780	2.670	4,1%	2.825	-1,6%
Pay TV	17	14	23,3%	16	7,1%
Public phones	**172**	**640**	**-73,1%**	**254**	**-32,3%**



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